Morgan Stanley Funds

522 Avenue of the Americas

New York, NY  10020

August 27, 2007

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Active Assets California Tax-Free Trust, File Nos.: 033-41685; 811-06350
Active Assets Institutional Money Trust, File Nos.: 333-91725; 811-09713
Active Assets Money Trust, File Nos.: 002-71560; 811-03159

Dear Mr. Greene,

We are writing to you on behalf of each of the above-referenced funds (collectively, the “Funds”) in order to request selective review of certain amendments to each Fund’s registration statement on Form N-1A to be filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on or about August 27, 2007.

I. BACKGROUND

As you may know, each Fund filed a preliminary proxy statement on Schedule 14A on May 19, 2006.  These proxy statements contained proposals relating to: (i) the election of Trustees to each Fund’s board; and (ii) the elimination, modification, and reclassification as non-fundamental, of certain of the Funds’ fundamental investment policies.  You provided oral comments on these preliminary proxy statements on May 23, 2006, and the Funds responded in writing to your comments shortly thereafter.  The Funds then filed definitive proxy materials in early June 2006.  Subsequently, each Fund’s special meeting of shareholders was adjourned.

As you may also recall, the Funds filed amendments to their registration statements pursuant to Rule 485(a) on August 26, 2005 (with respect to Active Assets California Tax-Free Trust and Active Assets Money Trust) and August 29, 2005 (with respective to Active Assets Institutional Money Trust) in order to comply with certain disclosure rules (e.g., market-timing and portfolio holdings disclosures) promulgated by the Securities and Exchange Commission.  At that time, each Fund’s Prospectus and Statement of Additional Information were subject to a comprehensive staff review; despite an oral request for selective review limited to the disclosure added in response to these rule-making initiatives, the Funds received, and responded to, oral comments from you covering a wide variety of disclosure-related issues.

II. MATTERS FOR SELECTIVE REVIEW

The proposals contained in the Funds’ definitive proxy materials were approved by shareholders of Active Assets California Tax-Free Trust at the Special Meeting of Shareholders, as adjourned to November 30, 2006; by the shareholders of Active Assets Institutional Money Trust at the Special Meeting of Shareholders, as adjourned to November 30, 2006 and by the shareholders of Active Asset Money Trust at the Special Meeting of Shareholders, as adjourned to November 30, 2006.  Aside from routine and customary “annual update” changes, and certain other non-material disclosure changes which could otherwise be included in a Rule 485(b) filing, the Funds are making only those disclosure changes necessary to reflect and implement the items approved by shareholders in connection with the aforementioned proxy statements.  Specifically, their respective registration statements are being updated to include changes limited to the following (each of which shall be marked as a change in each Fund’s EDGAR submission):

1)              Disclosure regarding the newly elected Trustees in the form required by Item 12 of Form N-1A will be added to each Fund’s statement of additional information.

2)              Each Fund’s list of fundamental and non-fundamental investment policies, as set forth in its Statement of Additional Information, will be revised in the manner described in the proxy materials.

3)              Each of the Funds asked shareholders to modify restrictive fundamental policies with respect to lending of securities and Active Assets California Tax-Free Trust and Active Assets Money Trust asked shareholders to reclassify as non-fundamental the fundamental policy prohibiting investments in other investment companies.  To the extent that any Fund intends to engage in these activities or increase its exposure to these activities due to the modification of its fundamental investment policies, such Fund may add or modify related disclosure in its prospectus and/or statement of additional information, as appropriate.

III. SELECTIVE REVIEW REQUEST

In light of your recent review of each Fund’s proxy statement and registration statement, the Funds believe that these amendments are ideal candidates for selective review pursuant to the guidance set forth in the Investment Company Act Release No. 13768 (“IC-13768”).  In accordance with IC-13768, we hereby request selective review of each Fund’s registration statement limited to the disclosure items discussed under “Matters for Selective Review” above.  Selective review would serve to expedite the review process for the Funds as well as use the staff’s time more effectively.

Pursuant to the requirements of IC-13768, the Funds will file a copy of this letter with each registration statement amendment made under Rule 485(a).

If you would like to discuss any of this matter in further detail or if you have any questions, please feel free to contact me at (212) 296-6990.

Sincerely,
/s/ Amy R. Doberman
Amy R. Doberman

cc:	Richard Pfordte
Frank Donaty

If you should have any questions concerning this filing please contact Joanne Doldo at (212) 296-6991.